ZURICH
FINANCIAL SERVICES

RECEIVED
2005 JUL 28 P 2:27

05010033

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

Your reference File No. 82-5089
Our reference RR/jp
Date 07/26/2005

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 79
Dir. fax +41 (0)1 625 36 06
raffaella.russi
@zurich.com

Dear Sir and Madam

Enclosed herewith please find the English version of the following press release:

- "German Federal Constitutional Court confirms transfer of life insurance portfolios and specifies additional requirements for life insurers"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

Raffaella Russi

PROCESSED
JUL 29 2005
THOMSON
FINANCIAL

7/29

Enclosures

File No. 82-5089

News Release

ZURICH
FINANCIAL SERVICES

German Federal Constitutional Court confirms transfer of life insurance portfolios and specifies additional requirements for life insurers

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, July 26, 2005 – Zurich Financial Services Group (Zurich) acknowledges the judgments handed down today by the German Federal Constitutional Court in Karlsruhe. Zurich is satisfied that the legal status of the transfer of the life insurance portfolio performed by the Herold Group in 1988 is unaffected. This judgment provides for legal clarity and it draws a line under a long-lasting court procedure.

In addition, the court has specified new disclosure requirements with the aim to support more transparency in life insurance. It also required the German legislator to enact more precise legislation governing policyholder profit participation by the end of 2007. Zurich Germany will carefully observe the legislative process and actively contribute to solutions that preserve policyholder interests.

Note to editors:

In 1988, the Herold Group under the holding company Deutscher Herold Aktiengesellschaft (DHAG) was restructured and transferred nearly its entire life insurance holdings to a newly incorporated subsidiary, Deutscher Herold Lebensversicherung Aktiengesellschaft (DHL). This portfolio transfer was approved by the German supervisory authority for the insurance industry (Bundesaufsichtsamt für das Versicherungswesen – BAV).

ZURICH
FINANCIAL SERVICES

A policyholder, supported by the consumer protection organization "Bund der Versicherten" (Association of Insured Persons) raised a protest against the approval of the BAV, contesting this transfer. Subsequently DHAG concluded a contract under public law with the BAV which essentially provided that, in the event of DHAG's remaining holdings being disposed of, any persons insured by DHL both at the time of the transfer and at the time of the disposal were to participate in the gains from divestment amounting to 90% of the value of the hidden reserves. The protest of the policyholder and a following legal action were dismissed. In 1994, the policyholder filed a petition with the German Federal Constitutional Court. Simultaneously with the petition filed by the policyholder of Deutscher Herold, several complaints relating to policyholders' profit participation in life insurance were accepted by the Federal Constitutional Court.